

September 16, 2010

Mr. Thomas P. McCaffrey
Senior Vice President and Chief Financial Officer
BE Aerospace, Inc.
1400 Corporate Center Way
Wellington, FL 33414

Re: **BE Aerospace, Inc.**
Definite Proxy Statement filed April 30, 2010
File No. 0-18348

Dear Mr. McCaffrey:

We have reviewed your response to our comment letter dated August 5, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Annual Cash Incentives, page 17

1. We note that the MIP contains two components – financial performance that accounts for 80% of the award and individual performance that accounts for 20% of the award. We also note your response to comment 5 in our letter dated August 5, 2010. Based on the proposed disclosure in Exhibit A, in particular in the first paragraph under "2010 Financial Performance Objectives", it does not appear that you use a linear interpolation to determine how the "percent of target achieved" translates into the amount awarded with respect to the financial performance component. Please revise the proposed disclosure in Exhibit A to clearly explain how the financial performance component is determined in relation to the "percent of target achieved".

Long-Term Equity Incentives, page 19

2. We note your response to comment 6 in our letter dated August 5, 2010. We have the following comments:

• The proposed disclosure does not clearly explain how the targeted total direct compensation percentiles translate into the actual award. It also does not clearly explain how the other components of compensation impact the award. Please revise the proposed disclosure accordingly.

- Please revise the proposed disclosure to disclose the percentiles of the *actual* total direct compensation amounts awarded to each of your named executive officers.

- Please advise us as to whether you target percentiles with respect to individual components of compensation.

3. We note your response to comment 7 in our letter dated August 5, 2010. It appears that the equity target also would apply with respect to awards made in prior years that continue to be subject to performance vesting. Please revise the proposed disclosure to disclose the actual results for the equity target for the current fiscal year (i.e., 2010 in your proposed disclosure).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Sherry Haywood at (202) 551-33 or Andy Schoeffler at (202) 551-3748 or me at (202) 551-3689 with any questions.

Sincerely,

John Cash
Branch Chief